UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934 *
                               (AMENDMENT NO. 1)*

                            FACTORY 2-U STORES, INC.
                            ------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                    306889403
                                    ---------
                                 (CUSIP Number)

                            RICHARD S. BORISOFF, ESQ.
                    PAUL, WEISS, RIFKIND, WHARTON & GARRISON
                           1285 AVENUE OF THE AMERICAS
                          NEW YORK, NEW YORK 10019-6064
                                 (212) 373-3000
                                 --------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                NOVEMBER 14, 2000
                                -----------------
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper formal shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-1(a) for other parties to whom copies are to be sent. * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.       NAME OF REPORTING PERSON

         QUILVEST AMERICAN EQUITY, LTD.
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  [_]

                                                                 (b)  [_]
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3.       SEC USE ONLY

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4.       SOURCE OF FUNDS

         WC
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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                            [_]

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6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         BRITISH VIRGIN ISLANDS
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                 NUMBER OF          7.      SOLE VOTING POWER
                  SHARES
            BENEFICIALLY OWNED              570,396
             BY EACH REPORTING      --------------------------------------------
                  PERSON            8.      SHARED VOTING POWER
                   WITH
                                            0
                                    --------------------------------------------
                                    9.      SOLE DISPOSITIVE POWER

                                            570,396
                                    --------------------------------------------
                                    10.     SHARED DISPOSITIVE POWER

                                            0
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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         570,396
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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.8%
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14.      TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

                  This Amendment No. 1 is filed on behalf of Quilvest American Equity, Ltd. ("QAE") and amends and supplements the Schedule 13D filed on March 9, 1998 with respect to the Common Stock, par value $0.01 per share (the "Common Shares") of Factory 2-U Stores, Inc. (the "Company"). QAE is also referred to as the "Reporting Person." Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

                  The information set forth in the Schedule 13D is hereby amended as follows:

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Item 3 is hereby amended by adding the following:

                  The funds used in making acquisitions of the Common Shares reported herein amounted to $2,148,704 (without commissions) and came from the general funds of QAE.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 is hereby amended and restated in its entirety as follows:

                  (a) As of November 28, 2000, QAE beneficially owned an aggregate of 570,396 Common Shares, which constitutes approximately 4.8% of the outstanding Common Shares based on 12,738,280 Common Shares outstanding according to the Issuer's Quarterly Report on Form 10-Q for the quarter ended October 28, 2000.

                  (b) QAE has the sole power to vote, direct the vote of, dispose of or direct the disposition of any and all Common Stock held by QAE.

                  (c) During the last sixty (60) days, to the best of the knowledge of QAE, the only transactions in the Common Stock of the Company by any of the persons listed in Item 2(a) were the following:

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Transaction Date         Number of Shares Sold              Price Per Share
--------------------------------------------------------------------------------
11/13/00                      13,300 (S)                        $41.06
--------------------------------------------------------------------------------
11/13/00                      36,700 (S)                        $41.00
--------------------------------------------------------------------------------
11/14/00                      45,300 (S)                        $42.00
--------------------------------------------------------------------------------
11/15/00                       2,700 (S)                        $42.00
--------------------------------------------------------------------------------
11/15/00                       2,000 (S)                        $42.00
--------------------------------------------------------------------------------
11/16/00                      40,000 (S)                        $43.02
--------------------------------------------------------------------------------
11/28/00                         600 (S)                        $43.00
--------------------------------------------------------------------------------

The Common Stock sales listed above were made through brokerage transactions in the open market in the ordinary course of business.

                  (d)      Unchanged.

                  (e) As of November 14, 2000, the Reporting Person no longer beneficially owned more than 5% of the Common Shares of the Company. Accordingly, this Amendment No.1 constitutes the final amendment.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 27, 2000


                                        QUILVEST AMERICAN EQUITY, LTD.


                                        By   /s/  Kurt Sonderegger
                                             ----------------------------------
                                             Name:       Kurt Sonderegger
                                             Title:      Director


                                        By   /s/  Jean-Lewis Neuhaus
                                             ----------------------------------
                                             Name:       Jean-Lewis Neuhaus
                                             Title:      Director